Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest	$59,031	$57,002	$57,842	$57,114	$51,260	$13,905
Interest applicable to rentals	1,148	1,498	1,765	1,269	1,440	436

Total fixed charges, as defined	60,179	58,500	59,607	58,383	52,700	14,341

Preferred dividends, as defined (a)	4,580	4,580	4,580	3,956	1,543	317

Combined fixed charges and preferred dividends, as defined	$64,759	$63,080	$64,187	$62,339	$54,243	$14,658

Earnings as defined:

Net income	$82,159	$74,821	$92,708	$109,184	$110,032	$22,843
Add:
Provision for income taxes
Total income taxes	49,757	55,710	61,872	63,854	73,919	6,944
Fixed charges as above	60,179	58,500	59,607	58,383	52,700	14,341

Total earnings, as defined	$192,095	$189,031	$214,187	$231,421	$236,651	$44,128

Ratio of earnings to fixed charges, as defined	3.19	3.23	3.59	3.96	4.49	3.08

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.97	3.00	3.34	3.71	4.36	3.01

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.